KPMG LLP	Telephone	(306) 934-6200
Chartered Accountants	Fax	(306) 934-6233
600-128 4th Avenue South	Internet	www.kpmg.ca
Saskatoon Saskatchewan S7K 1M8
Canada

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Claude Resources Inc.

 We consent to the use in this annual report on Form 40-F of:

─	our report dated March 30, 2012 with respect to the consolidated financial statements of Claude Resources Inc. (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2011, December 31, 2010 and January 1, 2010, the consolidated statements of income, comprehensive income, shareholders’ equity and cash flows for each of the years ended December 31, 2011 and December 31, 2010, and notes comprising a summary of significant accounting policies and other explanatory information, and

─	our report dated March 30, 2012 with respect to the effectiveness of the Company’s internal control over financial reporting as of December 31, 2011,

each of which is included in this annual report on Form 40-F.

Chartered Accountants

March 30, 2012

Saskatoon, Canada

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative

(“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.